UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 28, 2017	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Chief Operating Officer

Press Release

Montrouge, France, July 28, 2017

DBV Technologies Reports First Half 2017

Financial Results

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today reported first half 2017 financial results. The interim financial report is available on the Investor Relations section of the Company’s website, http://www.dbv-technologies.com/en/investor-relations. First half 2017 financial statements were subject to a limited review by the Company’s external auditors.

First Half 2017 Financial Results

Cash Position: cash and cash equivalents as of June 30, 2017, were €198.7 million, compared to €256.5 million as of December 31, 2016, a decrease of €57.8 million.

Operating Income: operating income was €7.6 million for the first half 2017 compared to €4.8 million for the prior-year period, an increase of 60%. In the first half 2017, income was primarily generated by the Company’s Research Tax Credit (Crédit Impôt Recherche) and by income recognized under the May 2016 collaboration agreement with Nestlé Health Science.

Research & Development Expenses: research and development expenses increased by €19.6 million, or 60%, to €52.5 million in the first half 2017, compared to €32.9 million in the first half 2016, reflecting costs associated with the ongoing Phase III and Phase II clinical trials of Viaskin Peanut and Viaskin Milk, respectively, as well as a substantial increase in the number of research and development personnel employed by the Company.

Sales & Marketing Expenses: sales and marketing expenses were €8.5 million for the first half 2017 compared to €5.5 million for the first half 2016, reflecting an increase of €3.0 million, or 56%, compared to the prior-year period. The increase in sales and marketing expenses resulted from an increase in U.S. employee headcount and expenses related to the potential launch and commercialization of Viaskin Peanut in North America.

General & Administrative Expenses: general and administrative expenses increased by €1.9 million, or 12%, to €17.7 million for the first half 2017, compared to €15.8 million for the first half 2016. The increase in general and administrative expenses was primarily attributable to an increase in global employee headcount, costs associated with legal and professional services, NASDAQ-listing expenses, as well as compensation and other personnel expenses. This increase was partially offset by a decrease in insurance expenses following the termination of the 12-month Public Offering of Security Insurance (POSI) policy related to the Company’s July 2015 follow-on offering.

Net Loss: net loss was €72.5 million for the first half 2017, compared to €49.4 million for the first half 2016. Loss per share (based on the weighted average number of shares outstanding over the period) was €(2.94) and €(2.03) for the first half 2017 and 2016, respectively.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

Media Contact

Andrea Fassacesia, Weber Shandwick

+1 212-445-8144

afassacesia@webershandwick.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com